UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

_____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

Commission File Number 0-2648

A.	Full title of the plan and the address of the plan, if different than that of the issuer named below:

HNI Corporation Profit Sharing Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HNI Corporation
600 East Second Street, P.O. Box 1109
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1    Consent of Baker Tilly Virchow Krause, LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI Corporation Profit Sharing Retirement Plan

Date: June 22, 2017	By:	/s/ Marshall H. Bridges
Marshall H. Bridges Administrative Committee Member and Vice President and Chief Financial Officer

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

Muscatine, Iowa

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2016 and 2015
and for the Year Ended December 31, 2016

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

BAKER TILLY

Report of Independent Registered Public Accounting Firm

To the Members of the Pension and Retirement Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, Iowa

We have audited the accompanying statements of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 20, 2017

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2016 and 2015

ASSETS

	2016	2015
INVESTMENTS AT FAIR VALUE		
Participant-directed Investments	$703,376,109	$649,186,816
HNI Corporation common stock	129,335,273	86,311,632
Total investments, at fair value	832,711,382	735,498,448
RECEIVABLES		
Participant contributions	0	39
Company contributions	29,783,612	26,714,071
Notes receivable from participants	16,147,570	15,880,658
Total receivables	45,931,182	42,594,768
TOTAL ASSETS	878,642,564	778,093,216
LIABILITIES		
Accrued fees	45,937	56,766
TOTAL LIABILITIES	45,937	56,766
NET ASSETS AVAILABLE FOR BENEFITS	$878,596,627	$778,036,450

See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2016

ADDITIONS	
Contributions	
Participant	$ 29,056,993
Employer cash	25,206,911
Employer noncash (HNI Corporation common stock)	7,180,821
Rollovers	2,570,462
Total contributions	64,015,187
Investment Income	
Net appreciation in fair value of investments	91,775,463
Interest and dividends	5,122,788
Net investment income	96,898,251
Interest from participant notes receivable	670,590
Total additions	161,584,028
DEDUCTIONS	
Benefits paid to participants	63,171,339
Administrative expenses	805,891
Total deductions	63,977,230
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	97,606,798
PLAN MERGER IN	2,953,379
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	778,036,450
NET ASSETS AVAILABLE FOR BENEFITS -	
End of year	$878,596,627

See accompanying notes to financial statements.

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees who are age 18 years or older of HNI Corporation and its 100% owned subsidiaries/divisions, including: Allsteel Inc., Artco Bell Corporation, Commercial Office Interiors LLC, Connect People+Space, LLC, Contract Resource Group LLC, The Gunlocke Company LLC, Hearth & Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, IAW LLC, Maxon Furniture Inc., Midwest Folding Products, Monessen Hearth Systems Company, LLC, Paoli Inc., Sagus International, Inc., and Wilson Office Interiors LLC (collectively the "Company").

Effective December 1, 2016, the Plan was amended to merge the Monessen 401(k) Plan into this Plan and to add Monessen Hearth Systems Company, LLC as a participating subsidiary/employer.

Effective December 31, 2016, the Plan was amended to remove Artco Bell Corporation as a participating subsidiary/employer.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code ("Code"). Annually, the Plan will automatically escalate by one percent (1%) the deferral rate of any participant whose deferral is at least one percent (1%) but no more than four percent (4%) of compensation until such participant's pay reduction equals five percent (5%) of compensation. At the time of employment or reemployment and unless a participant affirmatively elects to the contrary, a participant is automatically enrolled in the Plan and deemed to have elected a three percent (3%) pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Thereafter, on the anniversary date of such participant's automatic enrollment date, the pre-tax deferral rate is increased by one percent (1%) until such time as it reaches a maximum of five percent (5%).

Participants also may contribute amounts representing distributions ("rollover contributions") from other qualified benefit or defined contribution plans.

The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the plan year and the last quarter of the prior plan year ("retirement contribution"). The Company made a retirement contribution of $6,887,284 for the 2016 plan year. Each subsidiary/division may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $15,715,507 for the 2016 plan year. In addition, the Company may elect to contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution"). The Company made a company ownership contribution of $7,180,821 for the 2016 plan year. Certain designated subsidiaries/divisions provide matching contributions in lieu of other employer contributions listed above. The Company made matching contributions of $2,604,120 for the 2016 plan year.

NOTE 1 - Description of the Plan - continued

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify all of their account balance, including the portion attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account.

Vesting – New participants in the Plan will be immediately vested in their entire account. All other participants with active accounts are fully vested in their entire account; however, amounts held in the Sagus Plan Nonelective Employer Contribution Account or the Sagus Plan Employer Matching Contribution Account as of January 1, 2014 are subject to the vesting schedule shown below:

Years of Vesting Service	Vested Percentage
Less than 1 year	0%
At least 1 year but less than 2 years	10%
At least 2 years but less than 3 years	20%
At least 3 years but less than 4 years	40%
At least 4 years but less than 5 years	60%
At least 5 years but less than 6 years	80%
6 years or more	100%

Investment Options – Participants may direct the investment of their account balances into any of the various investment options, which include HNI Corporation Stock Fund, and the Fidelity BrokerageLink, as well as mutual fund and collective fund options. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in the investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

Notes Receivable From Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, "eligible loan accounts"). The loans are secured by the balance in the participant's account. New loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance plus any accrued interest, which approximates fair value. No allowance for credit losses has been recorded as of December 31, 2016 and 2015

Payment of Benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and, for participants who have attained age 59½, as defined in the plan document. The Plan also allows an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation – The Plan's investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Fund Committee determines the Plan's valuation policies utilizing information provided by the investment advisors, trustee, and collective fund managers. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable – Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Code are recorded as a liability. There were no excess contributions as of December 31, 2016.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2016 and 2015, respectively.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are paid by the Company.

Forfeitures – At December 31, 2016 and 2015, unallocated plan assets resulting from forfeited participant accounts totaled $0 and $12,723, respectively. These amounts will be used to reduce employer matching contributions. During 2016, forfeitures of $26,600 were used to reduce employer matching contributions.

NOTE 3 - Company Stock Fund

Company ownership contributions are directed to the HNI Corporation Stock Fund as non-participant directed contributions. Profit sharing and retirement contributions are directed to the HNI Corporation Stock Fund by participants. Information about the net assets and the significant components of the changes in net assets relating to the investments in the HNI Corporation Stock Fund is as follows:

	2016	2015
HNI Corporation common stock	$ 129,335,273	$ 86,311,632
Cash and cash equivalents	1,260,991	836,749
Company contribution receivable		
Profit sharing and retirement contribution	227,840	174,345
Company ownership contribution	7,180,821	6,828,003
Net assets – HNI Corporation stock fund	$ 138,004,925	$ 94,150,729

Change in net assets of Company Stock Fund:	
Company contributions	
Profit sharing and retirement contribution	$ 245,538
Company ownership contribution	7,180,821
Participant contributions	310,693
Net appreciation in fair value	49,431,934
Dividends	2,647,594
Benefits paid to participants	(7,302,696)
Expenses	(118,167)
Transfers from Company Stock Fund	(10,922,154)
Transfers to Company Stock Fund	2,380,633
Change in net assets – HNI Corporation stock fund	$ 43,854,196

NOTE 4 – Fair Value Measurements

Investments are valued at fair value. Accounting Standards Codification ("ASC") Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under authoritative guidance are described below:

Basis of Fair Value Measurement

Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTE 4 – Fair Value Measurements - continued

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective funds: Valued at the NAV of units of the collective fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser may reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2016 and 2015.

	Assets at Fair Value as of December 31, 2016			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual funds	$ 83,614,615	$ -	$ -	$ 83,614,615
Common stocks	129,335,273	-	-	129,335,273
Self-directed brokerage	29,370,415	-	-	29,370,415
Total assets in the fair value hierarchy	$ 242,320,303	$ -	$ -	242,320,303
Investments measured at net asset value (a)				590,391,079
Investments at fair value				$ 832,711,382

NOTE 4 – Fair Value Measurements - continued

	Assets at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 67,183,305	$ -	$ -	$ 67,183,305
Common stocks	86,311,632	-	-	86,311,632
Self-directed brokerage	25,327,285	-	-	25,327,285
Total assets in the fair value hierarchy	$ 178,822,222	$ -	$ -	178,822,222
Investments measured at net asset value (a)				556,676,226
Investments at fair value				$ 735,498,448

(a) In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Net asset values and fair values were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2016 and 2015. There are no restrictions on redemption of Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day.

The Plan's practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2016, the Plan had no transfers between Levels 1, 2, or 3.

NOTE 5 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated February 3, 2017 that the Plan was designed in accordance with applicable Code requirements. The Plan has since been amended; however, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to be qualified and the related trust is tax exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 7 - Related Party Transactions

At December 31, 2016 and 2015, the Plan held 2,655,322 and 2,739,343 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $66,674,073 and $66,369,939 at December 31, 2016 and 2015, respectively. Contributions receivable as of December 31, 2016 and 2015 included $7,180,821 and $6,828,003, respectively, to be put towards the purchase of common stock. During the year ended December 31, 2016, the Plan recorded dividend income of $2,647,594 from the Company common stock.

Certain plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). Fidelity Management Trust Company, a related Fidelity company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

Fidelity receives revenue from mutual fund and collective trust fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services to the Plan. If the revenue received by Fidelity exceeds the amount owed under the Plan, Fidelity remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.

NOTE 8 – Risks and Uncertainties

The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

As of December 31, 2016 and 2015, Plan assets representing more than 10% of the total investments included $129,335,273 and $86,311,632, respectively, in company stock, and $375,352,827 and $452,630,850, respectively, invested in target date collective investment funds.

NOTE 9– Prohibited Transactions

The Department of Labor (DOL) considers late deposits to be prohibited transactions as disclosed in the accompanying supplemental information. The Company failed to deposit a participant contribution of $39 for 2015 within the required timeframe as defined by the DOL regulations. The Company has self-corrected the deficiency in March 2016 using the principles of the DOL's Voluntary Fiduciary Correction (VFC) Program.

NOTE 10 – Administration of Plan Assets

The Plan's assets are administered under an agreement with Fidelity Management Trust Company, the trustee of the Plan. The trustee invests funds received from contributions, investment sales, interest and dividend income, and makes benefit payments and other distributions to participants.

NOTE 11 – Subsequent Events

Management has evaluated the impact of all subsequent events through June 20, 2017, the date the Plan's financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016
EIN: 42-0617510; PLAN: 001

(a)	(b) Identity of Issuer/ Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Market Value
*	HNI CORPORATION COMMON STOCK, 2,655,322 shares		$66,674,073	$ 129,335,273
	FIDELITY BROKERAGE LINK		**	29,370,415
	MUTUAL FUNDS:			
		Doubleline Core Fixed Income	**	13,045,350
*		Fidelity Cash Reserves	**	475,612
*		Fidelity Inst Cash Portfolio Money Market	**	1,260,991
		Harbor International Inst Fund	**	11,191,175
		Vanguard Total Stock Market Index Fund - Admiral	**	57,641,487
	COMMON COLLECTIVE FUNDS:			
		Morley Stable Value Fund	**	23,920,530
		Schwab Managed Ret Trust Fund Income	**	6,628,440
		Schwab Managed Ret Trust Fund 2010	**	83,811,602
		Schwab Managed Ret Trust Fund 2020	**	227,701,629
		Schwab Managed Ret Trust Fund 2030	**	147,651,198
		Schwab Managed Ret Trust Fund 2040	**	72,617,537
		Schwab Managed Ret Trust Fund 2050	**	26,505,109
		Schwab Managed Ret Trust Fund 2060	**	1,555,034
*	LOANS TO PARTICIPANTS (maturing from 2017 - 2032, with interest rates from 4.25% to 9.25%)		- 0 -	16,147,570
	Total assets held at end of year			$ 848,858,952

* Represents a party-in-interest to the Plan.

** Cost not required for participant-directed investments.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
SCHEDULE H, LINE 4a –
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
EIN: 42-0617510; PLAN: 001

Participant contributions transferred to this plan late	Total that constitute nonexempt prohibited transactions:
$39	$39

☐ Check here if late participant loan repayments are included

Payroll date	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
12/31/2015	-	39	-	-

Note: Contribution was deposited on January 29, 2016; lost earnings deposited on March 31, 2016.